EXHIBIT 2.1

Dated 6 July 2013

(1) MYRIAD HEALTHCARE LIMITED (to be renamed CARING HOMES HEALTHCARE GROUP LIMITED) (2) GA HC REIT II U.K. SH ACQUISITION LTD
SHARE PURCHASE AGREEMENT
IN RELATION TO THE SALE AND PURCHASE OF THE ENTIRE ISSUED SHARE CAPITAL OF CARING HOMES HEALTHCARE GROUP LIMITED (to be renamed GA HC REIT II CH U.K. SENIOR HOUSING PORTFOLIO LIMITED)

Speechly Bircham LLP 6 New Street Square London EC4A 3LX Tel: +44 (0)20 7427 6400 Fax: +44 (0)20 7427 6600 Ref MJW/DRC/350447 Doc 15079318.3

Schedule 2

Warranties	42

Part 1	42

General warranties	42

Tax warranties	54

Schedule 3

Tax covenant	60

Part 1 Definitions and Interpretation

Part 2 Tax Covenant

Part 3 Limitations and Procedure

Schedule 4

Particulars of the Properties	75

Schedule 5

Particulars of the Additional Properties	80

Schedule 6

Particulars of the Current Development Properties	82

Schedule 7

Schedule 8

Post Transfer Balance Sheet	84

Schedule 9

Estimated Intercompany Balance Statement	85

Schedule 10

Accommodation Figures	86

AGREEMENT dated 6 July 2013
PARTIES

(1)
MYRIAD HEALTHCARE LIMITED (to be renamed CARING HOMES HEALTHCARE GROUP LIMITED), a company incorporated and registered in England and Wales with company number 06367517 whose registered office is at Bradbury House, 830 The Crescent, Colchester Business Park, Colchester, Essex CO4 9YQ (the Seller);

(2)
GA HC REIT II U.K. SH ACQUISITION LTD, a company incorporated and registered in England and Wales with company number 08573184 whose registered office is at Corporation Service Company, 32 Threadneedle Street, London EC2R 8AY (the Buyer);

RECITALS

(A)	The Company is a private company limited by shares incorporated in England and Wales.

(B)	The Company has an issued share capital of £100 divided into 100 ordinary shares of £1.00 each.

(C)	Further particulars of the Company and of the Subsidiaries at the date of this agreement are set out in the Company Data Book.

(D)	The Seller is the legal and beneficial owner of the legal and beneficial title to the Sale Shares.

(E)	The Seller has agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this agreement.

(F)	BoS is lender and security agent in respect of banking facilities afforded to the Seller and its subsidiaries.
OPERATIVE PART

1.	INTERPRETATION

1.1	The definitions and rules of interpretation in this clause apply in this agreement.
Accounts Date: 31 March 2012;
Actual Intercompany Balance Statement: has the meaning given to it in clause 5.2;
Actual Outstanding Intercompany Balances: the balance outstanding on intercompany account between the Group Companies and the Seller and the Seller’s Group (other than the Group Companies) as at Completion (which shall not, in any event, be less than £206,000,000), as set out in the Actual Intercompany Balance Statement, excluding the CSSL Non-Core Payable;
Additional Properties: the freehold properties, sometimes referred to as “non-core assets”, details of which are set out in Schedule 5;

Bexhill APA: the asset purchase agreement and related transfer document (Form TR1) in the Agreed Form to be dated the same date as this agreement and entered into between (1) the Company (as seller) and (2) Southlands Court (Bexhill) Limited (as buyer) pursuant to which the Company shall, subject to and conditional upon Completion having taken place, dispose of the Current Development Property known as “Bexhill” pursuant to the terms set out in such agreement;
BoS’ Solicitors: Hogan Lovells International LLP, Atlantic House, Holborn Viaduct, London EC1A 2FG;
BoS’ Solicitors’ Account: the client account of the Bos’ Solicitors, Barclays Bank plc, One Churchill Place, London E14 5HP, sort code 20-00-00 and account number 10610984 (Reference Myriad Healthcare Limited);
BoS: Bank of Scotland plc, a company incorporated and registered in Scotland with company number SC327000 and whose registered office is at The Mound, Edinburgh, Scotland EH1;
Business Day: a day (other than a Saturday, Sunday or public holiday) when banks in the City of London are open for business;
Business Transfer Agreements: the Company Business Transfer Agreement, the CH(LH)L Business Transfer Agreement and the WPRHL Business Transfer Agreement and “Business Transfer Agreement” shall mean any one of them;
Buyer’s Solicitors: Berwin Leighton Paisner LLP, Adelaide House, London Bridge, London, EC4R 9HA (Ref: MLAN/CBW/33062.1);
Buyer’s Solicitors’ Account: the client account of the Buyer’s Solicitors with Barclays Bank PLC, 50 Pall Mall, London SW1A 1QA, Sort Code 20-65-82 and account number 50089753 (Ref: 33062.1/MLAN/CBW/LPCA);
Buyer’s Solicitors’ Undertaking: the undertaking from the Buyer’s Solicitors in the Agreed Form;
CAA 2001: the Capital Allowances Act 2001;
Certificates of Title: the certificates of title in respect of each of the Properties prepared by the Seller’s Solicitors and addressed to the Buyer and dated on or about the date of this agreement, which shall be re-issued by the Seller’s Solicitors and dated on the date of Completion and the certificates of title in respect of each of the Current Development Properties prepared by the Seller’s Solicitors and addressed to the Buyer and dated on the date of Completion;
CH(LH)L: Caring Homes (L’Hermitage) Limited;
CH(LH)L Business Transfer Agreement: the business transfer agreement entered into between CH(LH)L and the Seller and dated 6 July 2013 pursuant to which the Seller conditionally agreed to acquire the business and assets of CH(LH)L (excluding, inter alia, any Properties) and to assume the liabilities of CH(LH)L upon the terms set out therein;

CH(S)L: Caring Homes (Salisbury) Limited;
Claim: a claim for breach of any of the Warranties (save for those Warranties referred to in clause 10.7.2);
Company: Caring Homes Healthcare Group Limited, details of which are set out in the Company Data Book and whose name will be changed to GA HC REIT II CH U.K. Senior Housing Portfolio Limited upon completion of the Company Business Transfer Agreement;
Company Accounts: the audited financial statements of the Company as at and to the Accounts Date, including the balance sheet, profit and loss account together with the notes on them, the cash flow statement and the auditors' and directors' reports (a copy of which is included in the Data Room);
Company Business Transfer Agreement: the business transfer agreement entered into between the Company and the Seller and dated 6 July 2013 pursuant to which the Seller conditionally agreed to acquire the business and assets of the Company (excluding, inter alia, any Properties, Additional Properties and Current Development Properties), to assume the liabilities of the Company and to acquire the entire issued share capital of SLNHL and CH(S)L respectively upon the terms set out therein;
Company Data Book: the document in the Agreed Form containing brief particulars of each Group Company and interests of each Group Company in other bodies corporate;
Completion: completion of the sale and purchase of the Sale Shares in accordance with the terms of this agreement;
Completion Date: has the meaning given in clause 7.2;
Conditions: the conditions to Completion, being each of the matters set out in clause 2.1 and Condition shall be construed accordingly;
Connected: has, in relation to a person, the meaning given in section 1122 of the CTA 2010;
Consensus Share Sale Agreement: means the share sale and purchase agreement and related stock transfer form in the Agreed Form to be dated the same date as this agreement and entered into between (1) the Company and (2) Non-core Bidco 3 Limited pursuant to which the Company shall, subject to and conditional upon Completion having taken place, sell the entire issued share capital of Consensus (2013) Limited upon the terms set out in such agreement;
Consensus Receivable: means the intercompany balance of £700,000 due to the Company from Consensus Central Limited;
Control: in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a)	by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b)	by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate;
CSSL Non-Core Payable: the cash sum of £2,730,000 that will be due from Consensus (2013) Limited to Consensus Support Services Limited at Completion;
Current Developments Sale Agreements: the Home of Compassion APA and the Bexhill APA;
Current Development Purchase Agreements: the agreements (in the form appended to the Umbrella Agreement) to be entered into by the Company (or one or more of members of the Buyer’s Group) (as buyer) to purchase:

(a)	the entire issued share capital of Home of Compassion (Thames Ditton) Limited from Paul Jeffery (as seller);

(b)	the entire issued share capital of Southlands Court (Bexhill) Limited from Paul Jeffery (as seller); and

(c)	the entire issued share capital of Ivy Road (Norwich) Limited from Paul Jeffery (as seller), in accordance with the terms of the Umbrella Agreement;
Current Development Properties: means the freehold properties, sometimes referred to as the “mothballed sites” or the “development sites”, details of which are set out in Schedule 6 and Current Development Property shall mean any one of them;
CTA 2009: the Corporation Tax Act 2009;
CTA 2010: the Corporation Tax Act 2010;
Data Room: the information and the documents referred to in the index of data room documents, in the Agreed Form, copies of which are contained on a CD-Rom delivered by the Seller to the Buyer on the date of this Agreement;
Deeds of Release: the deeds in the Agreed Form to be delivered by BoS at Completion irrevocably releasing and discharging the Sale Shares, the Company, the Subsidiaries, the Properties, the Additional Properties and the Current Development Properties from the Existing Security;
Deposit: the cash sum of £15,000,000 (fifteen million pounds sterling) to be held by the Buyer’s Solicitors under the provisions of clause 4.2 upon the terms of the Escrow Letter;
Director: each person who is a director of the Company or any of the Subsidiaries, as set out in the Company Data Book;
Disclosed: fairly disclosed (with sufficient details to enable the Buyer to identify the nature and scope of the fact, matter or information disclosed) in the Disclosure Letter;

Disclosure Letter: the letter in the Agreed Form from the Seller to the Buyer relating to the Warranties (save for those Warranties referred to in clause 10.7.2) and Tax Warranties with the same date as this agreement;
Draft Actual Intercompany Balance Statement: has the meaning given to it in clause 5.1;
Encumbrance: any interest or equity of any person (including any right to acquire, option, restriction on voting, receipt of dividends or transfer or right of pre-emption) or any mortgage, charge, debenture, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement;
Equity Reorganisation: the implementation of the steps 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, and 22 set out in the Steps Paper and the Funds Flow by means of the entry into of the Equity Reorganisation Documents and the implementation of their terms;
Equity Reorganisation Confirmation: the written confirmation in the Agreed Form, from the Seller to the Buyer, confirming that the Equity Reorganisation Documents have been entered into by the parties to them and that the Equity Reorganisation has been completed in all respects;
Equity Reorganisation Documents: the documents listed in Appendix 1 relating to the Equity Reorganisation;
Escrow Letter: the escrow letter to be entered into on the date of this agreement between the Buyer and the Seller (as principals) and the Buyer’s Solicitors (as agent) setting out the terms upon which the Buyer’s Solicitors shall hold and release the Deposit;
Estimated Intercompany Balance Statement: the statement detailing the Seller’s best estimate acting in good faith of the amount of the Actual Outstanding Intercompany Balances, being a cash sum of £216,000,000, a copy of which statement is contained in Schedule 9;
Existing Security: all Security held by or created in favour of BoS over any assets of a Group Company or the shares in any Group Company;
Funds Flow: the funds flow prepared by BDO LLP in respect of the Transaction and the Equity Reorganisation dated 2 July 2013, a copy of which is at document 7.1.4 of the Data Room;
Group: in relation to a company, that company, its subsidiaries, any company of which it is a subsidiary (its holding company) and any other subsidiaries of any such holding company; and each company in a Group is a member of the Group. Unless the context requires otherwise, the application of the definition of Group to a company at any time will apply to the company as it is at that time;
Group Company: any of the Company and the Subsidiaries;
Home of Compassion APA: the asset purchase agreement and related transfer document (Form TR1) in the Agreed Form to be dated the same date as this agreement and entered into between (1) the Company (as seller) and (2) Home of Compassion (Thames Ditton) Limited

(as buyer) pursuant to which the Company shall, subject to and conditional upon Completion having taken place, dispose of the Current Development Property known as the Home of Compassion pursuant to the terms set out in such agreement;
holding company: has the meaning given in clause 1.7;
Home: a residential care home providing care to individuals who are elderly persons at one of the Properties or Additional Properties;
ICTA 1988: the Income and Corporation Taxes Act 1988;
IHTA 1984: the Inheritance Tax Act 1984;
Intellectual Property Rights: copyright, patents, database rights and rights in inventions, trademarks, logos, designs, know-how, internet domain names and confidential information (whether registered or unregistered);
Intercreditor Deed: the agreement in the Agreed Form entered into between (1) BoS and (2) GA HC REIT II U.K. SH Acquisition Ltd to be dated the same date as this agreement and effective with effect on and from Completion;
Interim Period: the period from (and including) the date of this agreement up to (and including) the date of Completion or, if earlier, the date of termination of this agreement in accordance with its terms;
ITA 2007: the Income Tax Act 2007;
ITEPA 2003: the Income Tax (Earnings and Pensions) Act 2003;
Kyrano Share Sale Agreement: means the share sale and purchase agreement and the related stock transfer form in the Agreed Form to be dated the same date as this agreement and entered into between (1) the Company and (2) Non-core Bidco 2 Limited pursuant to which the Company shall, subject to and conditional upon Completion having taken place, sell the entire issued share capital of Kyrano (Thunderbird) Limited upon the terms set out in such agreement;
Leases: the leases of each of the Properties in the Agreed Form to be granted in each case by a Group Company to the Seller on the Transfer Date;
Longstop Date: 6.00 pm London time on the date 60 days after the date of this Agreement (as may be extended by the Buyer, at its sole discretion, under clause 2.4.2 or such later time and date as may be agreed in writing by the Buyer and the Seller);
Management Accounts: the financial statements relating to the Group Companies contained in the Data Room for all periods from the Accounts Date to 31 May 2013 (including the unaudited consolidated profit and loss accounts and consolidated annual balance sheets of the Group Companies, together with the notes on them);
Necton Share Sale Agreement: means the share sale and purchase agreement and related stock transfer form in the Agreed Form to be dated the same date as this agreement and entered into between (1) the Company and (2) Non-core Bidco 1 Limited pursuant to which the Company shall, subject to and conditional upon Completion having taken place, sell the entire issued share capital of Necton (Norfolk) Limited upon the terms set out in such agreement;
Non-Core Subsidiaries: each of Kyrano (Thunderbird) Limited, Necton (Norfolk) Limited and Consensus (2013) Limited, being the companies which together hold all of the Additional Properties, further details of which are set out in the Company Data Book and Non-Core Subsidiary shall be construed accordingly;
Non-Core Subsidiaries Share Sale Agreements: means the Kyrano Share Sale Agreement, the Necton Share Sale Agreement and the Consensus Share Sale Agreement;
Planning Legislation: any primary or secondary legislation from time to time regulating the use or development of land;
Post Transfer Balance Sheet: the consolidated balance sheet of the Company and its Subsidiaries prepared as at 4 July 2013 a copy of which is at Schedule 8;
Properties: the 44 freehold properties details of which are set out in Schedule 4 and Property shall mean any one of them;
Property Holding Subsidiaries: WPRHL and CH(LH)L, further details of which are set out in the Company Data Book and Property Holding Subsidiary shall be construed accordingly;
Property Holding Subsidiary Accounts: the audited financial statements of the Property Holding Subsidiaries as at and to the Accounts Date, including the balance sheet, profit and loss account together with the notes on them, the cash flow statement and the auditors' and directors' reports (a copy of which is included in the Data Room);
Purchase Price: the total consideration to be paid by the Buyer on Completion in accordance with clause 4;
Registrations Status Memorandum: the memorandum prepared by Ridouts LLP dated the same date as this agreement setting out the status and expected timing for the satisfaction of the conditions referred to in clauses 2.1.1 and 2.1.2 of this agreement and containing (among other things) details of scheduled site visits and interview dates.
Sale Shares: the 100 ordinary shares of £1.00 each in the Company, all of which have been issued and are fully paid, and which comprise the whole of the issued share capital of the Company;
Security: a mortgage, charge, lien or other security interest securing any obligation of any person or other agreement or arrangement having a similar effect;
Seller’s Group: the Seller and each of its subsidiaries other than the Company and the Subsidiaries;
Seller’s Solicitors: Speechly Bircham LLP, 6 New Street Square, London EC4A 3LX (Ref: MJW/DRC/350447);

Seller’s Solicitors’ Account: the client account of the Seller’s Solicitors with The Royal Bank of Scotland plc, 62/63 Threadneedle Street, London EC2A 8LA, sort code 15-10-00 and account number 17606398 (Ref: MJW/DRC/350447);
SLNHL: South London Nursing Homes Limited;
Statutory Agreement: an agreement or undertaking entered into under any legislation;
Steps Paper: the steps paper prepared by BDO LLP and dated 3 July 2013 in relation to, among other things, the Transaction and the Equity Reorganisation a copy of which is at 7.1.6 of the Data Room;
Subsidiaries: the companies, details of which are set out in the Company Data Book, each a Subsidiary;
subsidiary: has the meaning given in clause 1.7;
Subsidiary Accounts: the financial statements of each Subsidiary as at and to the Accounts Date, including in each case the balance sheet, profit and loss account together with the notes on them, the cash flow statement and the auditors' and directors' reports (copies of which are included in the Data Room);
Substantiated Claim: a Claim or a Tax Claim that has been:

(a)	agreed in writing by the parties to the Claim or Tax Claim, both as to liability and quantum; or

(b)
finally adjudicated by a court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal or, in the case of a claim under the Tax Covenant, in respect of which a payment is required to be made by the Seller in accordance with Schedule 3;

Surviving Provisions: has the meaning given in clause 2.12;
Tax or Taxation: has the meaning given in paragraph 1.1 of Part 1 of Schedule 3;
Tax Authority: has the meaning given in paragraph 1.1 of Part 1 of Schedule 3;
Tax Claim: a claim under the Tax Covenant or a Tax Warranty Claim;
Tax Covenant: the tax covenant as set out in Schedule 3;
Tax Statute: has the meaning given in paragraph 1.1 of Part 1 of Schedule 3;
Tax Warranties: the Warranties set out in Part 2 of Schedule 2;
Tax Warranty Claim: a claim or proceedings for breach of a Tax Warranty or the basis of which is that a Tax Warranty is, or alleged to be, untrue;
TCGA 1992: the Taxation of Chargeable Gains Act 1992;
TIOPA 2010: the Taxation (International and Other Provisions) Act 2010;

TMA 1970: the Taxes Management Act 1970;
Transaction: the transaction contemplated by this agreement or any part of that transaction;
Transaction Documents: this agreement, the Disclosure Letter, the Deeds of Release, the Business Transfer Agreements, the Intercreditor Agreement, the Non-Core Subsidiaries Share Sale Agreements, the Current Development Sale Agreements and any other document entered into or to be entered into pursuant to this agreement;
Transfer Date: the date upon which the last of the Business Transfer Agreements shall complete and that the business operations of the Company, CH(LH)L and WPRHL and the shares in SLNHL and CH(S)L shall accordingly be transferred to the Seller;
Umbrella Agreement: the agreement in respect of leasing of the Caring Homes Elderly Care Home Portfolio and other matters relating to MHL Holdco Limited and its subsidiaries dated on or about the date of this agreement by (1) the Seller, (2) the Company (3) Consensus Support Services Limited, (4) Glentworth House Limited, (5) WPRHL, (6) CH(LH)L, (7) Paul Jeffrey, (8) MHL Holdco Limited, (9) Consensus Holdco Limited, (10) Consensus Newco Limited and (11) the Buyer;
VATA 1994: the Value Added Tax Act 1994;
Warranties: the warranties and representations given pursuant to clause 8 and set out in Part 1 of Schedule 2;
WPRHL: Walstead Place Residential Home Limited; and
WPRHL Business Transfer Agreement: the business transfer agreement entered into between WPRHL and the Seller and dated 6 July 2013 pursuant to which WPRHL conditionally agreed to acquire the business and assets of WPRHL (excluding, inter alia, any Properties) and to assume the liabilities of WPRHL upon the terms set out therein.

1.2	Clause, Schedule and paragraph headings shall not affect the interpretation of this agreement.

1.3	References to clauses, sub-clauses and Schedules are to the clauses or sub-clauses of and Schedules to this agreement and references to paragraphs are to paragraphs of the relevant Schedule.

1.4	The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.

1.5
Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular, reference to one gender shall include a reference to the other genders, reference to a person includes a legal or natural person, partnership, association, trust, company, corporation, joint venture, government, state or agency of the state or local authority department or other body (whether corporate or unincorporated and whether or not having separate legal personality) and reference to a party shall include that party's successors and permitted assigns.

1.6	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

1.7
A reference to a holding company or a subsidiary or a wholly-owned subsidiary means a holding company or a subsidiary (as the case may be) as defined in section 1159 of the Companies Act 2006. A reference to an undertaking means an undertaking as defined in section 1161 of the Companies Act 2006.

1.8	A reference to writing or written includes faxes but not e-mail (unless otherwise expressly provided in this agreement).

1.9
References to a document in Agreed Form are to that document in the form agreed between the Buyer and the Seller and a copy of which has been initialled by them or on their behalf for identification (or otherwise identified as being agreed) by or on behalf of the Buyer and the Seller.

1.10
A reference to a statute, statutory provision or subordinate legislation is a reference to it as it is in force at the date of this agreement, and includes any statute, statutory provision or subordinate legislation which it amends, extends, re-enacts or consolidates (with or without modification) any such statute, statutory provision or subordinate legislation and subordinate legislation for the time being in force made under it provided that, as between the parties, no such amendment, extension, re-enactment, consolidation or modification coming into force on or after the date of this agreement shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.

2.	CONDITIONS

2.1	Completion of this agreement is subject to and conditional upon:

2.1.1
in the case of the Homes in England, all the regulated activities provided at those Homes being registered by the Care Quality Commission in the name of the Seller under its registration as a provider of such activities under the Health and Social Care Act 2008 (the 2008 Act) in satisfactory form; and

2.1.2
in the case of the Homes in Scotland, all care services being provided at the Homes being registered by Social Care and Social Work Improvement Scotland (SCSWIS) in the name of the Seller under the Public Reform (Scotland) Act 2010 (the 2010 Act) in satisfactory form.

For the purposes of clauses 2.1.1 and 2.1.2 satisfactory form shall mean (i) terms no more onerous than the Company’s existing registrations, (ii) no additional conditions beyond those contained in the Company’s existing registrations, other than conditions which can be satisfied within 14 days of receipt of the same (and which, when satisfied, meet the terms set out in part (i) of this paragraph), and (iii) substantially the same number of beds, meaning that, in aggregate, the total number of registered beds for which approvals are granted shall not be less than 2,229 (on the basis that the current number of beds is set out in Schedule 10),

2.1.3
upon the satisfaction of each of the Conditions referred to in clause 2.1.1 and clause 2.1.2, the surrender by the Company (and any relevant Group Companies) of any registration with the Care Quality Commission and the Scottish Commission for the Regulation of Care and under the Jersey Care Home Registration Regulations; and

2.1.4
completion of each of the Business Transfer Agreements in accordance with their respective terms (subject to any variations thereto to which the Buyer shall have consented in writing) and written notification from the Seller to the Buyer of the purchase price in clause 5.1 of the Company Business Transfer Agreement.

2.2	The Seller shall use all reasonable endeavours and take all steps necessary to procure (so far as it lies within its powers to do so) that:

2.2.1	the Conditions shall be satisfied as soon as practicable and in any event by no later than the Longstop Date; and

2.2.2	completion of each of the Business Transfer Agreements shall take place in accordance with their respective terms.

2.3
The Seller shall: (a) keep the Buyer regularly informed in writing of the progress in satisfying the Conditions and including, without limitation, any notification or filing required in connection with the satisfaction of any of the Conditions and of any consent or approval granted (or of any consent or approval which is delayed or refused) in respect thereof and provide the Buyer and its advisers with copies of the same; and (b) notify the Buyer in writing as soon as reasonably practicable following any approval or consent having been granted in respect thereof, including such evidence as the Buyer may reasonably request to confirm the satisfaction of the Conditions. Seller shall give Buyer written notice of any decision by CQC or SCSWIS as is described in sub-clause 2.8.1 or 2.8.3 (a Decision Notice) within two Business Days after receiving or otherwise becoming aware of such decision. The Seller shall also give the Buyer written notice of its decision to appeal a decision by CQC or SCSWIS within 5 Business Days after receiving or otherwise becoming aware of such decision.

2.4	If the Conditions are not satisfied or waived by the Longstop Date, the Buyer shall, at its sole discretion, have the right (but not the obligation) to:

2.4.1
terminate this agreement by notice in writing to the Seller, in which case, upon receipt of written notice in accordance with this clause 2.4.1, this agreement shall immediately cease to have effect on that date except for the provisions referred to in clause 2.12 (Surviving Provisions) and, save as set out in clauses 2.5, 2.11 and, after the First Long Stop Date, 2.8, no party shall have any claim under this agreement against the other except in respect of any rights, remedies or liabilities that have accrued as at termination of this agreement; or

2.4.2
extend the Longstop Date by up to 15 days. The Buyer may, at its sole discretion, exercise its right to extend the Longstop Date by up to 15 days under this clause 2.4.2, up to seven successive times. Any such extension shall run from 6.00 pm (London time) on the prior Longstop Date to 6.00 pm (London time) on the fifteenth day thereafter.

2.4.3	In this clause, the date 60 days after the date of this Agreement is the First Long Stop Date. The date falling 105 days after the First Longstop Date is the Final Long Stop Date.

2.5
If the Buyer terminates this agreement pursuant to clause 2.4.1 in circumstances where the Seller has been unable to procure satisfaction of the Conditions by the First Long Stop Date, the Seller shall reimburse the Buyer, within ten Business Days of written demand, £500,000 of the Buyer’s properly vouched costs and expenses in relation to the Transaction (including but not limited to legal, accounting, and other advisory fees) (together with related irrecoverable VAT to the extent VAT is chargeable).

2.6
The Seller shall only be required to reimburse the costs and expenses (together with related irrecoverable VAT to the extent VAT is chargeable) referred to in clause 2.5 if the Buyer does not exercise its right to extend the Longstop Date under clause 2.4.2.

2.7
If the Seller fails to procure that the Conditions are satisfied in circumstances where the Buyer has exercised its rights under clause 2.4.2 to extend the Longstop Date seven successive times then, unless the parties otherwise agree in writing, this agreement shall terminate automatically on the Final Long Stop Date and the Seller shall reimburse the Buyer, within ten Business Days of written demand, the Buyer’s properly vouched costs and expenses in relation to the Transaction (including but not limited to legal, accounting, and other advisory fees) (together with related irrecoverable VAT to the extent VAT is chargeable) up to a maximum aggregate amount of £2,000,000.

2.8	If following the First Long Stop Date:

2.8.1
in relation to England the CQC makes a decision under section 28(3) of the 2008 Act to adopt a proposal to refuse any application by the Seller to be registered as a provider of any service at any of the Homes following a proposal to that effect under section 26 of the 2008 Act or makes a decision under Section 15 in respect of any application made by the Seller or by any applicant to refuse to register a manager at any time at any of the Homes, Buyer informs Seller of its intention to terminate this Agreement following receipt of a Decision Notice, and the Seller does not notify the Buyer that it will appeal the decision described in this sub clause 2.8.1 within five Business Days after receiving such notice from Buyer; or

2.8.2	the CQC makes such a decision as is described in sub clause 2.8.1 which the Seller appeals and such appeal is unsuccessful; or

2.8.3
in relation to Scotland the SCSWIS make a Decision under section 73(3) of the 2010 Act to implement a Proposal under section 71(2) of the 2010 Act to refuse an application by the Seller for registrations to provide care services at any of the Homes, Buyer informs Seller of its intention to terminate this Agreement following receipt of a Decision Notice, and the Seller does not notify the Buyer that it will appeal the decision described in this sub-clause 2.8.3 within five Business Days after receiving such notice from Buyer; or

2.8.4	the SCSWIS makes such a decision as is described in sub-clause 2.8.3 which the Seller appeals and such appeal is unsuccessful then the Buyer may by notice to the Seller terminate this agreement and the Seller shall reimburse the Buyer, within ten Business Days of written demand, the Buyer’s properly vouched costs and expenses in relation to the Transaction (including but not limited to legal, accounting, and other advisory fees) (together with related irrecoverable VAT to the extent VAT is chargeable) up to a maximum aggregate amount of £2,000,000.

2.9
If either sub-clause 2.8.1 or sub-clause 2.8.3 shall apply and if the Seller notifies the Buyer of its decision to appeal in the time period set out in sub-clause 2.8.1 or sub-clause 2.8.3, the Seller shall promptly submit and diligently pursue such appeal.

2.10	For the avoidance of doubt:

2.10.1	the Buyer is not entitled in any circumstances to claim for costs and expenses under more than one of clause 2.5, 2.7 and clause 2.8;

2.10.2	the Buyer shall not be entitled to make any claim under any of clauses 2.4, 2.5, 2.7 or 2.8 if this agreement is terminated by the Buyer pursuant to clauses 6.7 or 7.5.

2.11
In addition (and without prejudice) to the Buyer’s rights under clauses 2.5, 2.7 and 2.8, if the Seller has not procured the satisfaction of the Conditions by the date 30 days after the date of this agreement (the “Anticipated Conditions Satisfaction Date”), the Seller shall pay the Buyer on the earlier of: (i) Completion; and (ii) the date that the Buyer terminates this Agreement, an amount equal to:

2.11.1
if Completion has not occurred during the period 14 days after the Anticipated Conditions Satisfaction Date, £50,000 per week (pro-rated for any part week) for the period starting from the Anticipated Conditions Satisfaction Date and ending on the date 14 days after the Anticipated Conditions Satisfaction Date; and

2.11.2
if Completion has not occurred or this agreement has not been terminated by the Buyer after the 14 day period immediately following the Anticipated Conditions Satisfaction Date, £100,000 per week for each week (pro-rated for any part week) starting from conclusion of the 14 day period immediately following the Anticipated Conditions Satisfaction Date until Completion or the agreement is terminated by the Buyer.

2.12
Clauses 1 (Interpretation), 2.4, 2.5, 2.7, 2.8, 2.10, 2.11, 2.10 and this clause 2.12 (Conditions), 12 (Confidentiality, exclusivity and announcements), 14 (Assignment), 15 (Entire Agreement), 16 (Variation and waiver), 17 (Costs), 18 (Notice), 19 (Severance), 29 (Agreement Survives Completion) 22 (Third Party Rights), 23 (Successors), 24 (Counterparts), 25 (Remedies) and 26 (Governing law and jurisdiction) shall continue to have effect notwithstanding the termination of this agreement in accordance with clause 2.4, clause 6.7 and clause 7.5.

3.	SALE AND PURCHASE

3.1
On the terms of this agreement and subject to satisfaction of the Conditions, the Seller shall sell and the Buyer shall buy, with effect from Completion, the Sale Shares with full title guarantee free from all Encumbrances and together with all rights that attach (or may in the future attach) or accrue to the Sale Shares including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the Completion Date.

3.2	The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously and in accordance with the terms of this agreement.

4.	PURCHASE PRICE

4.1	The Purchase Price is the cash sum of £306,895,000 less the Actual Outstanding Intercompany Balances (to be determined in accordance with clause 5) and less the amount of the CSSL Non-Core Payable.

4.2
Upon the entry into of this agreement the cash sum of £15,000,000 (fifteen million pounds sterling) currently held by the Buyer’s Solicitors (Deposit) shall be held by the Buyer’s Solicitors as stakeholder upon the terms of the Escrow Letter. Any interest accrued on the Deposit shall be paid to the Buyer in all circumstances.

4.3	The Buyer and the Seller agree that:

4.3.1
upon Completion, the Deposit shall be released from escrow in accordance with the terms of the Escrow Letter and applied towards the Purchase Price payable by the Buyer under the terms of this agreement and the Purchase Price shall be reduced accordingly by the amount of the Deposit. Any interest accrued on the Deposit shall, in all circumstances, belong to the Buyer; and

4.3.2
in the event that this agreement is validly terminated by the Buyer pursuant to clause 2.4, clause 2.8, clause 6.7 or clause 7.5.3 or this agreement automatically terminates pursuant to clause 2.7, the Deposit (together with any interest accrued thereon) shall be released to the Buyer in full.

4.4
Any right of the Buyer to the payment or release to it of the Deposit (and, if applicable, any interest accrued on the Deposit) in accordance with this agreement shall be in addition to and without prejudice to all other rights and remedies available to it hereunder, including under clause 2.5, clause 2.7, clause 2.8 and clause 2.11. Any right of the Seller to the payment or release to it of the Deposit in accordance with this agreement shall be the sole right and remedy of the Seller available to it hereunder (and, for the avoidance of doubt, under no circumstances shall the Seller have any right to interest accrued on the Deposit).

4.5	The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer for each and every Claim or Tax Claim.

4.6
All payments to be made to the Seller at Completion under this agreement shall be made in in accordance with the Buyer’s Solicitors’ Undertaking. Payment to the Seller’s Solicitors or BoS in accordance with the Buyer’s Solicitors Undertaking shall be a good and valid discharge of the obligations of the Buyer to pay the sum in question to the Seller, and the Buyer shall not be concerned to see the application of the monies so paid.

4.7
All payments to be made to the Buyer under this agreement shall be made in sterling by electronic transfer of immediately available funds to (unless the Seller notifies otherwise for the purposes of clause 4.8) the Buyer’s Solicitors’ Account (and the Buyer’s Solicitors are irrevocably authorised by the Buyer to receive the same).

4.8
The Buyer and the Seller may, on not less than three Business Days’ written notice, notify the other of such other account into which any payment required to be made pursuant to this agreement shall be made.

5.	DETERMINATION OF THE ACTUAL OUTSTANDING INTERCOMPANY BALANCES

5.1
Not later than 10 Business Days following the date of Completion, the Seller shall prepare and deliver to the Buyer and the Buyer’s Solicitors a draft of an updated version of the Estimated Intercompany Balance Statement containing its best estimate, acting in good faith, of the amount of the Actual Outstanding Intercompany Balances at Completion and comprising details of:

5.1.1	the amount of any balance due from Group Companies to members of the Seller’s Group; and

5.1.2	the amount of any balance due from members of the Seller’s Group to Group Companies, together with, in each case, details of how such amounts have been calculated and supporting information and a reconciliation to the Estimated Intercompany Balance Statement (Draft Actual Intercompany Balance Statement).

5.2
The Buyer shall review the Draft Actual Intercompany Balance Statement delivered by the Seller under clause 5.1 above and may, within 20 Business Days of receipt of the Draft Actual Intercompany Balance Statement under clause 5.1 above, deliver or procure the delivery of a report to the Seller setting out the details of any items that it disputes in the Draft Actual Intercompany Balance Statement in sufficient detail to enable the Seller to consider them and which report shall specify any adjustments which in the Buyer’s opinion should be made (an “Objection Notice”). If no Objection Notice is delivered by the Buyer within that period, the Draft Actual Intercompany Balance Statement shall be deemed to be agreed and shall be the Actual Intercompany Balance Statement (Actual Intercompany Balance Statement ).

5.3
The Buyer and the Seller shall, within 10 Business Days after the date of delivery by the Buyer to the Seller of an Objection Notice, use their reasonable endeavours, acting in good faith, to reach agreement as to the adjustment (if any) required to be made in connection with any matter of disagreement notified by the Buyer in the Objection Notice. If, within 15 Business Days after the date of delivery to the Seller of the Objection Notice, there remains an outstanding dispute with respect to any aspect of the Actual Intercompany Balance Statement or the calculation of the Actual Outstanding Intercompany Balances, the dispute shall, at the written request of the Buyer or the Seller, be referred for final determination to an independent firm of chartered accountants (the “Independent Accountants”) to be appointed by agreement in writing between the Buyer and the Seller or, failing agreement, within 5 Business Days after request by either the Buyer or the Seller, to be nominated by the president of the Institute of Chartered Accountants in England and Wales (or any successor institute). The Independent Accountants shall be instructed to adjudicate all of the matters in dispute as soon as practicable. The Independent Accountants shall act as expert and not as arbitrator and the Independent Accountant’s decision (in the absence of manifest error) shall be final and binding on the parties. The fees of the Independent Accountants shall be payable by the Seller and the Buyer in such proportions as the Independent Accountants determine or, if no determination is made, equally between (i) the Seller and (ii) the Buyer.

5.4
Upon the draft Actual Intercompany Balance Statement being agreed (or being deemed to be agreed) by the Buyer and the Seller or being determined by the Independent Accountants, that draft Actual Intercompany Balance Statement as so agreed (or deemed to be agreed) or determined shall be the Actual Intercompany Balance Statement for the purposes of this agreement and shall be final and binding on the Seller and the Buyer.

5.5
Once the Actual Intercompany Balance Statement has been agreed (or deemed to be agreed) or determined after Completion in accordance with this clause 5, if the amount of the final aggregate Actual Outstanding Intercompany Balances is:

5.5.1
a sum that is greater than the amount set out in the Estimated Intercompany Balance Statement (the difference being the Shortfall), the amount that the Buyer shall procure will be repaid at Completion to discharge the final aggregate Actual Outstanding Intercompany Balances shall be deemed increased and the Purchase Price deemed reduced by an amount equal to the Shortfall; and

5.5.2
a sum that is less than the amount set out in the Estimated Intercompany Balance Statement (the difference being the Excess), the amount that the Buyer shall procure will be repaid at Completion to discharge the final aggregate Actual Outstanding Intercompany Balances shall be deemed reduced and the Purchase Price deemed increased by an amount equal to the Excess.

5.6
For the avoidance of doubt, no adjustment under this clause 5 shall require the Buyer to make any additional payment to the Seller or any other person pursuant to this agreement or otherwise. The Buyer’s obligations in respect of: (i) the payment of the Purchase Price (including the Deposit); (ii) the repayment of the Actual Outstanding Intercompany Balances by the Company or the Group Companies (as applicable); and (iii) the CSSL Non-Core Payable shall not exceed £306,895,000 in aggregate.

5.7
To the extent that any adjustment is required under this clause 5 as a result of an Excess (and consequently that part of the Purchase Price that is payable in respect of the Sale Shares increases), the Seller shall, within 5 Business Days of the Actual Intercompany Balance Statement being agreed (or deemed to be agreed) or determined in accordance with this clause 5, pay to the Buyer in cash an amount equal to any stamp duty on the Excess (and any other registration and transfer taxes) payable as result of or in connection with such increase.

6.	PRE-COMPLETION UNDERTAKINGS

6.1
The Seller shall procure that, at all times during the Interim Period except with the prior written consent of the Buyer expressly for the purpose of this clause 6 or as contemplated in the Business Transfer Agreements or the Steps Paper, the Company and each of the Subsidiaries shall not (and shall not agree or commit to):

6.1.1	dispose of or grant any right in respect of any interest in the Properties, the Additional Properties, the Current Development Properties or acquire any interest in real estate; or

6.1.2
make any amendment to the terms of any of the Leases or any of the Business Transfer Agreements or release or waive any of its rights under the Leases or any of the Business Transfer Agreements (including in respect of the satisfaction of any conditions contained in them); or

6.1.3	allot or issue any shares or other securities or grant any option in respect of any shares or loan capital or repurchase, redeem or agree to repurchase or redeem any of its shares; or

6.1.4	vary its share capital or the rights attaching to it in any way;

6.1.5	pass any resolution of its members; or

6.1.6	amend or alter its memorandum or articles of association or equivalent constitutional documents; or

6.1.7	appoint any person as a director; or

6.1.8	borrow any sum, incur any expenditure or pay any management charge to the Seller (or any member of the Seller's Group); or

6.1.9
incur any capital expenditure on the Properties or the Additional Properties or the Development Properties, the expense of which will not pass to the Buyer under the terms of the Business Transfer Agreements;

6.1.10	make any loan or cancel, release or assign any indebtedness owed to it or any claims held by it, other than as contemplated by the terms of the Business Transfer Agreements; or

6.1.11	declare or pay any dividend or make any other distribution of its assets other than as contemplated under the Business Transfer Agreements; or

6.1.12	provide any non-contractual benefit to any Director or officer of any member of the Company’s Group; or

6.1.13	employ or engage (or offer to employ or engage) any person; or

6.1.14	create, extend, grant or issue any Encumbrance over any of its assets or its undertaking or redeem or agree to redeem any such Encumbrance or give a guarantee or indemnity; or

6.1.15
acquire an interest in a corporate body or merge or consolidate with a corporate body or any other person or participate in any other type of corporate reconstruction, scheme or plan of arrangement; or

6.1.16	enter into any partnership, joint venture or other profit sharing agreement; or

6.1.17	make any proposal for its winding-up or liquidation; or

6.1.18
give any financial or performance guarantee, or any similar security or indemnity or otherwise incur any liability outside the ordinary course of business and which would not transfer to the Buyer under the terms of a Business Transfer Agreement; or

6.1.19
change its auditors or make any change to its accounting practices or policies or its accounting reference date, except where such change is recommended by its auditors as a consequence of a change in generally accepted accounting practices or policies applicable to companies carrying on businesses of a similar nature, or as a consequence of a change in law or regulation; or

6.1.20	make any material change to the accounting procedures or principles by reference to which its accounts are drawn up; or

6.1.21	institute, settle or agree to settle any legal proceedings relating to the Properties, the Additional Properties or the Current Development Properties; or

6.1.22
permit (so far as it lies within its powers to do so) any of its permits, authorisations or insurance policies to lapse or do anything which would reduce the amount or scope of cover or make any of its permits, authorisations or insurance policies void or voidable or prevent the renewal of any of the foregoing.

6.2
During the Interim Period, the Seller shall preserve or shall procure the preservation of the Properties in accordance with its obligations under the terms of the Leases, as if the same shall have applied from the date hereof.

6.3
During the Interim Period, the Seller shall promptly provide the Buyer, its agents and representatives with such information relating to the business and affairs of the Company's Group, and such access to its books and records, as the Buyer may reasonably require from time to time, and, without prejudice to the generality of the foregoing, shall provide the Buyer with:

6.3.1	the financial, accounting and operational information referred to in clauses 11.1, 11.2.2(c) and 11.2.3 of the Umbrella Agreement in the form and in manner contemplated in the Umbrella Agreement;

6.3.2
a weekly report in a form satisfactory to the Buyer (acting reasonably) containing no less information and addressing the same issues as those contained in the Registrations Status Memorandum, to be delivered by 12:00 p.m. on Friday each week, setting out the status of the Seller’s progress in relation to the satisfaction of the Conditions referred to in clauses 2.1.1 and 2.1.2 and any communication the Seller or any of its agents or advisers have had with the Care Quality Commission and the Scottish Commission for the Regulation of Care.

6.4
During the Interim Period, the Seller shall procure that, upon no less than two Business Days’ notice, the employees, agents, advisers and representatives of the Buyer shall be given such reasonable information regarding the Properties , the Additional Properties and the Development Properties and reasonable access to the Properties, the Additional Properties and the Current Development Properties and to the books and to the records of the Company and each of the Subsidiaries during normal business hours, subject to the Seller being satisfied that such access complies with all applicable statutory and regulatory requirements.

6.5
During the Interim Period, the Seller shall use its reasonable endeavours to assist and to instruct its advisers to assist the Buyer in providing satisfactory replies to any reasonable enquiries made by any proposed funder.

6.6
Pending Completion, if a Property is damaged or destroyed and clause 8.6 of the Business Transfer Agreement applies, the Seller undertakes to the Buyer to comply with its obligations under the Business Transfer Agreement.

6.7	If during the Interim Period:

6.7.1
it becomes apparent that a Warranty or a Tax Warranty, as given on the date of this agreement or, if given at any time before or on Completion, by reference to the facts and circumstances then existing, is or would be untrue or misleading in a manner that is or would be material in relation to the Company’s Group or to the sale of the Sale Shares and that will not be remedied under the terms of the Business Transfer Agreements; or

6.7.2	the Seller is in material breach of any of the undertakings set out in clauses 6.1, 6.2, 6.3.1, 6.4, 6.5 or 6.6; or

6.7.3
material damage occurs in relation to any of the Properties or any assets of any Group Company and the amount of such material damage which is not recoverable under an insurance policy of the Company’s Group; or

6.7.4
there is a change to a Certificate of Title reflecting a material impediment to any Property or its value, not apparent from the Certificate of Title delivered at the date of this agreement (whether or not the facts or circumstances creating such impediment existed at the date of this agreement);

6.7.5
if the Certificates of Title for the Current Development Properties Disclose a material impediment to the title of such property, or a material environmental concern that is not apparent from the environmental reports contained in the folder entitled Environmental Reports in the Data Room so far as they relate to the Current Developments;

6.7.6
there is a material adverse change in the business, operations or financial position of the Seller, the Seller’s Group, the Company or of any of the Group Companies. For these purposes a material adverse change shall occur if the Aggregate Earnings (as defined in the Umbrella Agreement) computed for the last 4 complete calendar months and multiplied by 3 compared to the initial Aggregate Rent (as defined in the Umbrella Agreement) of £21,610,000 would produce a Lease Coverage Ratio (as defined in the Umbrella Agreement) (the “Test Coverage Ratio”) that is 0.05 less than the 2013 Year End Base Coverage Ratio.  For purposes of the foregoing, “2013 Year End Base Coverage Ratio” shall mean the Lease Coverage Ratio derived by dividing Aggregate Earnings for the twelve months ending March 2013 by the initial Aggregate Rent.  By way of example, if the 2013 Year End Base Coverage Ratio is 1 : 1.32, a material adverse change shall occur if the Test Coverage Ratio is 1 : 1.27 or lower, and to the extent that any breach is capable of being remedied such breach shall remain unremedied for 10 Business Days following notice in writing of the same to the Seller, for so long as such breach persists the Buyer may terminate this agreement (except for the Surviving Provisions) with immediate effect by notice in writing to the Seller and no party shall have any claim under this agreement against the other in respect of any rights, remedies or liabilities that have accrued as at termination of this agreement and the Deposit shall be released to the Buyer.

6.8
For the purpose of clause 6.7.3, “material damage” shall mean damage that results in either the residents having to be relocated from the damaged home for a period of 14 days or more, or uninsured losses in excess of £2,000,000.

6.9
Following completion of the Business Transfer Agreements and prior to Completion the Seller undertakes (provided it is lawful to do so) to procure that the Company shall declare a dividend for an amount of £45,000,000, such amount to be left outstanding on intercompany account.

6.10	The Seller shall procure that the Actual Outstanding Intercompany Balances shall not be less than £206,000,000.

7.	COMPLETION

7.1	Subject to clause 7.5, Completion shall take place on the Completion Date at the offices of the Seller's Solicitors (or at any other place as the Seller and the Buyer may agree in writing).

7.2
In this agreement, Completion Date means the fifth Business Day after the date on which the last of the Conditions have been satisfied (or any other date agreed in writing by the Seller and the Buyer), unless Completion is deferred in accordance with clause 7.5, in which event the Completion Date shall be the date to which Completion is so deferred.

7.3	On Completion:

7.3.1	the Seller shall:

(a)	deliver or cause to be delivered to the Buyer or the Buyer’s Solicitors the documents and evidence set out in paragraph 1 of Schedule 1;

(b)	procure that a board meeting of each Group Company is held at which (or written resolutions are passed by which) the matters set out in paragraph 2 of Schedule 1 are carried out;

(c)	deliver any other documents referred to in this agreement as being required to be delivered by the Seller; and

(d)
deliver or cause to be delivered to the Buyer written confirmation that the Equity Reorganisation Documents have been executed and are being held to the order of the parties thereto pending their release and delivery;

7.3.2	subject to the Seller complying with its obligations in clause 7.3.1, the Buyer shall:

(a)	instruct the Buyer’s Solicitors to release the Deposit of £15,000,000 in accordance with the terms of the Escrow Letter; and

(b)	instruct the Buyer’s Solicitors to deliver the Buyer’s Solicitors’ Undertaking to the Seller’s Solicitors.

7.3.3
The Seller acknowledges and agrees that the making of the payments set out in the Buyer’s Solicitors’ Undertaking shall satisfy and constitute a full discharge of the Buyer’s obligations under this agreement to pay the Purchase Price and to procure the repayment of the Actual Outstanding Intercompany Balances (the attribution of which amounts shall be established pursuant to clause 5). The CSSL Non-Core Payable shall be discharged in accordance with clause 8.1.3. Taken together, the Purchase Price, the Actual Outstanding Intercompany Balances and the CSSL Non-Core Payable amount to £306,895,000.

7.4
The Buyer may waive the requirements contained in clause 7.3.1 either unconditionally or subject to the condition that the Seller gives, on Completion, a written indemnity or undertaking to the Buyer in such form as the Buyer requires.

7.5
If the Seller does not comply with its obligations in clause 7.3.1 as provided for in such clause 7.3.1 and the Buyer has not waived any or all of the requirements contained in such clause 7.3.1 pursuant to clause 7.4 or the Seller has a receiver or administrator appointed (or a bona fide application filed in relation to it), files a notice of intention to appoint a receiver or administrator, is subject to any bona fide insolvency proceedings or makes any arrangement or composition with its creditors generally or, in each case, is subject to or enters into an analogous procedure or arrangement, the Buyer may, at its election, (without prejudice to any other rights or remedies it has):

7.5.1	proceed to Completion; or

7.5.2	defer Completion to a date not more than 28 days after the date on which Completion would otherwise have taken place; or

7.5.3
either immediately or following the deferral referred to in clause 7.5.2 (if any of the obligations in clause 7.3.1 have still not been complied with) terminate this agreement (except for the Surviving Provisions) by notice in writing to the Seller.

7.6	The Buyer may defer Completion under clause 7.5 only once, but otherwise this clause 7 applies to a Completion so deferred as it applies to a Completion that has not been deferred.

7.7	In the event that:

7.7.1	the Conditions have been satisfied and the Seller has demonstrated that the Conditions have been satisfied and that it is able to comply with its obligations under clause 7.3.1; and

7.7.2
the Buyer, having been given not less than ten Business Days’ notice in writing by the Seller to complete the purchase of the Sale Shares, fails to complete the same in accordance with the terms of this agreement, the Deposit (excluding any interest accrued thereon, which shall be payable to the Buyer) shall be forfeited and shall be paid by the Buyer’s Solicitors to the Seller’s Solicitors in accordance with clause 4.6.

7.8	Within 5 Business Days following Completion, the Seller shall procure that the landlords under the Leases and the Seller are co-insured with effect from Completion pursuant to the terms of the Leases.

8.	IMMEDIATE POST COMPLETION OBLIGATIONS

8.1	Immediately following Completion:

8.1.1	the Buyer and the Seller shall procure that the Current Development Sale Agreements are completed and the Seller shall procure that the Company is paid £4,660,000 pursuant to such agreements;

8.1.2	the Seller shall procure that the Consensus Receivable of £700,000 is paid to the Company; and

8.1.3
the Buyer and Seller shall procure that the Necton Share Sale Agreement, the Kyrano Share Sale Agreement and the Consensus Share Sale Agreement are completed and the Seller shall procure that £305,000 is paid to the Company and that £2,730,000 is paid to CSSL pursuant to those agreements, with the balance of £1,500,000 (in aggregate) to be left outstanding as a debt owed to the Company and such £1,500,000 debt owed to the Company is to be set off against the purchase price payable by the Company (or a member of the Buyer’s Group) under the Current Development Purchase Agreements in accordance with clause 7.1.8 of the Umbrella Agreement.

8.2	The parties acknowledge that the obligation to pay and procure the payments in clause 8.1 shall be achieved on a net basis by the making of the payments set out in the Buyer’s Solicitors’ Undertaking.

8.3	The parties further acknowledge that the Seller’s obligations in clause 8.1 are to procure the performance of the primary obligor, being the relevant debtor company.

9.	WARRANTIES

9.1	The Seller warrants and represents to the Buyer, except as Disclosed, in the terms of the Warranties and the Tax Warranties on the date of this agreement.

9.2
Without prejudice to the right of the Buyer to claim on any other basis or take advantage of any other remedies available to it, if any Warranty or Tax Warranty is breached or proves to be untrue or misleading, the Seller shall pay to the Buyer (or as it may direct):

9.2.1
an amount equal to the amount necessary to put the Company and each of the Subsidiaries into the position they would have been in if the Warranty or Tax Warranty had not been breached or had not been untrue or misleading; and

9.2.2
all reasonable third party costs (including the reasonable fees of the Buyer’s legal and other professional advisers) and expenses reasonably incurred by the Buyer or any Group Company as a result of such breach, or of the Warranty or Tax Warranty being untrue or misleading.

9.3
Warranties or Tax Warranties qualified by the expression so far as the Seller is aware or any similar expression are deemed to be given to the best of the knowledge, information and belief of the Seller after it has made due and careful enquiries of Paul Jeffery, Peter Hill and Nigel Schofield and of the Group’s legal advisers and auditors (including, for the avoidance of doubt, Ridouts LLP) and the knowledge, information and belief of the Seller shall be deemed to include the actual knowledge, information and belief of each such person.

9.4
The rights and remedies of the Buyer under this agreement shall not be affected, and the Warranties and the Tax Warranties shall not be regarded as being qualified by any fact, matter or information within the actual, imputed or constructive knowledge of the Buyer or of any of its agents or advisers other than a fact, matter or information that is Disclosed.

9.5
Each of the Warranties and Tax Warranties is separate and independent and without prejudice to the other Warranties and Tax Warranties and, unless otherwise specifically provided, the meaning and extent of any Warranty or Tax Warranty, any part of it shall not be qualified or limited by reference to any other Warranty or Tax Warranty or any other provision in this agreement or give cause for a claim under the Tax Covenant.

9.6
The Seller shall ensure that neither the Company nor any of the Subsidiaries does anything during the Interim Period which would be materially inconsistent with any of the Warranties or the Tax Warranties, breach any Warranty or Tax Warranty or cause any Warranty or Tax Warranty to be untrue or misleading.

9.7
The Seller shall promptly notify the Buyer in writing of anything which becomes known to it prior to Completion which causes a Warranty or Tax Warranty (as given on the date of this agreement or if repeated on Completion with reference to the facts and circumstances then existing) to become inaccurate or misleading.

9.8
The Warranties and Tax Warranties are deemed to be repeated on Completion with reference to the facts and circumstances then applying. Any reference made to the date of this agreement (whether express or implied) in relation to any Warranty or Tax Warranty shall be construed, in connection with the repetition of the Warranties and the Tax Warranties, as a reference to the date of such repetition.

10.	LIMITATIONS ON CLAIMS

10.1	Save as provided in clause 10.7, the provisions of:

10.1.1	this clause 10 limits the liability of the Seller in relation to any Claim and (where specifically provided) any Tax Claim; and

10.1.2	Part 3 of Schedule 3 limits the liability of the Seller in relation to any Tax Claim.

10.2
The aggregate liability of the Seller for all Substantiated Claims shall not exceed an amount equal to the Purchase Price plus the Actual Outstanding Intercompany Balances and the CSSL Non-Core Payable.

10.3
The Seller shall not be liable for a Claim or a Tax Warranty Claim unless the amount of the Seller's liability in respect of such Claim or Tax Warranty Claim (together with any connected Claims), when aggregated exceeds £100,000 (the “Claims Threshold”), in which case the Seller shall be liable for the whole amount claimed (and not just the amount by which the Claims Threshold in this clause 10.3 is exceeded). For the purposes of this clause

10.3, a Claim is connected with another Claim if the relevant claims arise from the same event or set of circumstances, or relate to the same subject matter.

10.4
The Buyer shall give notice in writing to the Seller as soon as reasonably practicable of any actual or potential Claim of which it shall become aware, summarising the nature of the Claim (in so far as it is known to the Buyer) and, as far as is reasonably practicable, the amount claimed.

10.5
The Seller shall not be liable for a Claim unless notice thereof shall have been given in accordance with clause 10.4 by or on behalf of the Buyer to the Seller prior to the third anniversary of Completion.

10.6	The Seller shall not be liable for a Claim or a Tax Warranty Claim to the extent that the Claim (or Tax Warranty Claim, as the case may be) relates to matters Disclosed.

10.7	Nothing in this clause 10 or Schedule 3 or the Disclosure Letter applies to exclude or limit the liability of the Seller:

10.7.1	to the extent that a Claim or a Tax Claim arises or is delayed as a result of fraud by the Seller, its agents or advisers; or

10.7.2
in respect of a breach of any of the warranties in paragraph 1.1, paragraph 1.2, paragraph 2.1, paragraph 2.2, paragraph 2.3, paragraph 2.6, paragraph 8 or paragraph 16.2 or paragraph 19 of Part 1 of Schedule 2.

10.8
Any Claim shall be deemed to be withdrawn (if it has not been previously satisfied, settled or withdrawn), and no new Claim may be made in respect of the facts giving rise to such withdrawn Claim unless legal proceedings in respect thereof have been both issued to and served on the Seller within nine months of the giving of written notice of the Claim.

10.9
No liability shall attach to the Seller by reason of any breach of any of the Warranties to the extent that the same loss has been recovered by the Buyer under any other terms of this agreement or under a Business Transfer Agreement or under any other document entered into pursuant hereto and accordingly the Buyer may only recover once in respect of the same loss.

10.10	The Seller shall not be liable for breach of any of the Warranties to the extent that the subject of the Claim has been made good or is otherwise compensated for without cost to the Buyer.

10.11
Subject to the Seller indemnifying the Buyer in accordance with clause 10.13, if in respect of any matter which would give rise to a Claim, the Buyer or any member of the Buyer’s Group is entitled to claim under a policy of insurance, then the Buyer or any member of the Buyer’s Group (as appropriate) shall claim against its insurance and use reasonable endeavours to pursue such claims and any such Claim shall then reduce by the amount recovered or be extinguished, taking into account any Tax on the insurance proceeds, any reasonable costs incurred in such recovery and any excess and/or premium payable as a result of the Claim. The Seller undertakes and agrees in respect of any claim under any policy of insurance under this clause 10.11 that the time limit for bring such a Claim shall be the later of the date specified in clause 10.5 or the date falling 6 months after the date on which the Buyer receives written notice from the insurer stating that those losses in respect of which the Claim is made are not covered or recoverable by a policy of insurance.

10.12
Subject to the Seller indemnifying the Buyer in accordance with clause 10.13, where the Buyer or any member of the Buyer’s Group is at any time entitled to recover from some other person (other than an insurer) any sum in respect of any matter giving rise to a Claim the Buyer shall, and shall procure that the member of the Buyer’s Group concerned shall, take reasonable steps to mitigate its loss in accordance with its common law duty to enforce such recovery and, in the event that the Buyer or any member of the Buyer’s Group shall recover any amount from such other person (other than an insurer), the amount of the claim against the Seller shall be reduced by the amount recovered (less any reasonable costs incurred in such recovery and less any Tax attributable to such recovery).

10.13
The Seller shall indemnify the Buyer in respect of all properly vouched costs, charges and expenses that are properly incurred by the Buyer (or any other member of the Buyer’s Group) as a consequence of any actions taken at the request of the Seller in accordance with clause 10.11 and clause 10.12, and the Seller shall pay to the Buyer (or any other member of the Buyer’s Group) within ten Business Days of written demand such costs, charges and expenses.

10.14
If the Seller pays at any time to the Buyer or any member of the Buyer’s Group an amount pursuant to a Claim or under any other provisions of this agreement and the Buyer or member of the Buyer’s Group subsequently recovers from some other person any sum in respect of all or part of the subject matter of such Claim, the Buyer shall, or shall procure that the relevant member of the Buyer’s Group shall, pay to the Seller the lesser of (i) the sum recovered from the other person less any reasonable costs and expenses incurred in obtaining such recovery and less any Tax attributable to the recovery, and (ii) the amount previously paid to the Buyer by the Seller less any Tax attributable to it.

10.15
No Claim shall lie against the Seller to the extent that such Claim is attributable to any voluntary act, omission, transaction or arrangement carried out by the Buyer or a member of the Buyer’s Group on or after Completion done or omitted otherwise than in the ordinary course of business of the Buyer or the relevant member of the Buyer’s Group, which the Buyer or the relevant member of the Buyer’s Group was actually aware would give rise to such Claim and, for this purpose, an act, omission, transaction or arrangement shall be deemed not to be voluntary if it is required in order to comply with mandatory statutory or regulatory requirements, to implement the Transaction or is pursuant to a legally binding obligation entered into on or before Completion.

10.16
No liability shall arise in respect of any breach of any of the Warranties to the extent that liability for such breach occurs or is increased directly or indirectly as a result of any legislation not in force on or prior to the date of this agreement or as a result of the withdrawal of any extra-statutory concession or other agreement or arrangements currently granted by or made with any governmental authority or Taxation Authority or as a result of any change after the date of this agreement of any generally accepted interpretation or application of any legislation or the enforcement policy or practice of the relevant authorities or as a result of the withdrawal of any extra-statutory concession or any other formal agreement or arrangements with any Taxation Authority (whether or not having the force of law) currently granted by or made with any Taxation Authority, unless such formal agreement or arrangement is withdrawn due to an error, omission or fault of the Seller or of any Group Company or as a result of any acts or omissions of any Group Company prior to Completion.

10.17
The Buyer warrants to the Seller that there is no matter or circumstance within its actual knowledge at the date of this agreement which it is actually aware is inconsistent with the Warranties set out in paragraphs 12 and 13 of Schedule 2 and which the Buyer is actually aware would give rise to a material claim under the Warranties set out in paragraphs 12 and 13 of Schedule 2 (save as Disclosed).

10.18
Nothing in this agreement shall limit the Buyer’s obligation to mitigate its loss under general law save that, where the Seller does not elect to take conduct of Proceedings pursuant to clause 10.22.3, the Seller acknowledges that no Group Company will have any operational management or employees and will therefore need to engage professional advisers and consultants to deal with such Proceedings.

10.19
The provisions of clauses 10.20 to 10.24 shall apply in the event that any claim is made or threatened by any third party against the Buyer, the Company or any Subsidiary, which may reasonably be considered likely to give rise to a Claim (a Third Party Claim).

10.20	In the event of a Third Party Claim, subject to the Seller indemnifying the Buyer in accordance with Clause 10.23 the Buyer shall:

10.20.1
as soon as reasonably practicable, and in any event within 20 Business Days of the date upon which the Buyer (or any member of the Buyer’s Group) becomes actually aware of the Third Party Claim, give written notice of the Third Party Claim to the Seller, specifying in reasonable detail the nature of the Third Party Claim (to the extent that such information is actually known by the Buyer);

10.20.2
subject to the Seller entering into a confidentiality undertaking in a form satisfactory to the Buyer, keep the Seller fully informed of the progress of, and all material developments in relation to, the Third Party Claim and provide the Seller with copies of all information and correspondence relating to such Third Party Claim; and

10.20.3
subject to the Seller entering into a confidentiality undertaking in a form satisfactory to the Buyer, give (and procure that each member of the Buyer’s Group shall give) the Seller and its professional advisers access at reasonable times (and on reasonable notice) to its premises, and to any relevant information within its control, for the purposes of enabling the Seller and its advisers to assess the Third Party Claim, and enabling the Seller to exercise its rights under this clause 10.20 and clause 10.22.

10.21
Any failure or delay by the Buyer to give written notice within 20 Business Days in accordance with clause 10.20.1, shall not invalidate or otherwise prejudice any Claim by the Buyer save to the extent that any such Claim arises or is increased as a result of such failure or delay.

10.22	Subject to the Seller indemnifying the Buyer in accordance with clause 10.23, the Buyer shall:

10.22.1
take (and shall procure that each member of the Buyer’s Group shall take) such action as the Seller may reasonably request in writing to avoid, dispute, resist, mitigate, compromise or defend the Third Party Claim and to appeal against any judgement given in respect of it;

10.22.2
not (and shall procure that no other member of the Buyer’s Group shall) agree any compromise or settlement, or make any admission of liability or payment in relation to a Third Party Claim without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed); and

10.22.3
if required by the Seller in writing, delegate the conduct of any legal proceedings in respect of the Third Party Claim to the Seller (Proceedings). For this purpose, the Buyer shall retain such firm of solicitors as is selected by the Seller to proceed on behalf of the Buyer, the Company or the relevant Subsidiary (as the case may be) in relation to the Proceedings in accordance with the instructions of the Seller, and the Buyer shall give such information and assistance as the Seller or the appointed solicitors may require in connection with the conduct of the Proceedings.

10.23
The Seller shall indemnify the Buyer in respect of all costs, charges and expenses that are properly incurred by the Buyer (or any other member of the Buyer’s Group) as a consequence of any actions taken at the request of the Seller in accordance with clause 10.20 and 10.22 and the Seller shall pay to the Buyer (or any other member of the Buyer’s Group) on demand such costs, charges and expenses.

10.24
The Buyer shall be entitled to withdraw any conduct granted to the Seller pursuant to clause 10.20 and 10.22 where the Buyer (acting reasonably) considers that in having such conduct, the Seller is failing to act diligently in respect of the Claim or is acting in a manner which is frivolous or vexatious or which the Buyer reasonably believes is likely to injure the business or reputation of any member the Buyer’s Group.

10.25
The Seller shall have no liability in respect of a Claim to the extent that the liability pursuant to the relevant Claim is increased as a result of the Buyer (or any member of the Buyer’s Group) knowingly failing to act in accordance with any reasonable request or direction given by the Seller in writing in accordance with clause 10.22, save where the Buyer reasonably believes that such request or direction is likely to injure the business or reputation of any member of the Buyer’s Group.

11.	TAX COVENANT
The provisions of Schedule 3 apply in this agreement in relation to Taxation.

12.	CONFIDENTIALITY, EXCLUSIVITY AND ANNOUNCEMENTS

12.1
Each of the parties shall treat as strictly confidential and not disclose or use any information received, held or obtained as a result of entering into this agreement or any of the Transaction Documents which relates to:

12.1.1	the provisions of this agreement or the Transaction Documents and any agreement entered into pursuant to them; or

12.1.2	the negotiations relating to this agreement or the Transaction Documents and any agreement entered into pursuant to them.

12.2	Without prejudice to the provisions of clause 12.1, the Seller shall not and shall procure that each member of its Group shall not:

12.2.1
seek or solicit or initiate the submission of or respond to any proposal concerning the Group Companies, the Properties, the Additional Properties or the Current Development Properties (other than to acknowledge receipt of any unsolicited proposal) or any interest in them;

12.2.2
participate in, or make arrangements for, discussions or negotiations with any party (other than the Buyer and its advisers) in relation to the Group Companies, the Properties, the Additional Properties or the Current Development Properties or any interest in them;

12.2.3
provide any information (whether orally, in writing or in any other form) to any party (other than the Buyer or its advisers) in relation to the Group Companies, the Properties, the Additional Properties or the Current Development Properties or any interest in them (other than to acknowledge receipt of any unsolicited approach);

12.2.4
enter into or purport to enter into an agreement or arrangement to sell, transfer or otherwise dispose of any interest the Group Companies, the Properties, the Additional Properties or the Current Development Properties or any interest in them; or

12.2.5
grant access to the Group Companies, the Properties, the Additional Properties or the Current Development Properties to any person known to be contemplating its purchase or to any mortgagee, surveyor, valuer or other person known to be acting on behalf of any such person, provided that the provisions of this clause 12.2 shall cease to apply in the event this agreement is terminated in accordance with its terms.

12.3	The Seller further covenants to the Buyer that it shall procure (so far as it is able) that BoS shall not until Completion or the termination of this agreement in accordance with its terms:

12.3.1	assign, transfer or otherwise dispose of any interest in any debt owed to it (or any member its Group) by any member of the Seller’s Group or any Group Company (a “Debt Sale”);

12.3.2	seek or solicit nor initiate the submission of or respond to any proposal concerning a Debt Sale (other than to acknowledge receipt of any unsolicited proposal);

12.3.3	participate in, or make arrangements for, discussions or negotiations with any party (other than the Buyer and its advisers) in relation to a Debt Sale;

12.3.4
provide any information (whether orally, in writing or in any other form) to any party (other than the Buyer or its advisers) in relation to a Debt Sale (other than to acknowledge receipt of any unsolicited approach); or

12.3.5	enter into or purport to enter into an agreement or arrangement in connection with any proposed Debt Sale.

12.4
The Buyer and the Seller each undertake to the other for itself and each member of its Group that it shall (and the Buyer shall procure that the members of the Company's Group (as such Group is constituted immediately after Completion) shall):

12.4.1	keep confidential the terms of this agreement and all trade secrets and confidential information that it has acquired about the other party’s Group and its business; and

12.4.2	not make any use of such information, other than for the purposes contemplated by this agreement.

12.5
The Seller undertakes to the Buyer for itself and each member of the Buyer’s Group (including the members of the Company’s Group (as such Group is constituted immediately after Completion)) that it shall keep confidential and not disclose any information that it possesses on the Group Companies.

12.6
Nothing in this agreement shall be construed as imposing on the Buyer an obligation to keep confidential, or restrict its use after Completion, of any information relating to the Properties, the Additional Properties or the Current Development Properties.

12.7	Notwithstanding any other provision of this agreement, no party shall be obliged to keep confidential or to restrict its use of any information that:

12.7.1	is or becomes public knowledge other than as a direct or indirect result of the information being disclosed in breach of this agreement; or

12.7.2
is received by a party on a non-confidential basis from a person who is not connected with the party to whom the information relates and who is not under an obligation of confidence in respect of that information, or is otherwise prohibited from disclosing the information.

12.8	Any party may disclose any information that it is otherwise required to keep confidential under this clause 12 to the extent that the disclosure is:

12.8.1
made by a party on a confidential basis to such of its professional advisers, consultants, employees or officers (or those of its Group), and to the extent necessary to enable them to advise on this agreement, or to facilitate the Transaction, provided that the disclosing party procures that each person to whom the information is disclosed keeps it confidential as if they were that party; or

12.8.2	in the case of the Buyer only, to its funders, potential investors and their respective professional advisers or consultants in connection with the financing of the Transaction; or

12.8.3	in the case of the Seller only, to BoS and its professional advisers; or

12.8.4	with the prior consent in writing of the other party; or

12.8.5	required or by any securities exchange or regulatory or governmental body:

(a)	by the laws of any jurisdiction to which the disclosing party is subject; or

(b)	by an order of any court of competent jurisdiction, or any regulatory, judicial, governmental or similar body, or any Tax Authority or securities exchange of competent jurisdiction; or

(c)
to make any filing with, or obtain any authorisation, clearance, grant or other concession from, a regulatory, governmental or similar body, or any Tax Authority or securities exchange of competent jurisdiction; or

(d)	required by a party in order to enforce its rights under any of the Transaction Documents; or

(e)	to protect the disclosing party’s interest in any legal proceedings; or

(f)	restricted to information which at the time of disclosure is in the public domain other than as a result of a breach by the disclosing party of any of the Transaction Documents,
PROVIDED that in each case, the disclosing party shall use reasonable endeavours to consult the other parties and to take into account any reasonable requests it may have in relation to the disclosure before making it.

12.9
Save as otherwise expressly provided in this agreement, or agreed in writing by the parties, no party shall issue any press release or make any other public announcement relating to this agreement, any Transaction Documents or the Transaction.

12.10	The parties shall issue a press release in agreed form immediately after Completion.

13.	FURTHER ASSURANCE

13.1
The Seller shall, at its own cost, promptly execute and deliver or procure the execution and delivery of such documents, perform or procure the performance of such acts and do or procure the doing of such things in each case as the Buyer may reasonably require from time to time for the purpose of giving full effect to this agreement including assisting the Buyer and any Group Company with implementation of a plan by the Buyer to strike-off any dormant Subsidiaries.

13.2	The Seller undertakes to the Buyer that, if and for so long as the Seller remains the registered holder of any of the Sale Shares after Completion, it shall:

13.2.1
hold such Sale Shares together with all dividends and any other distributions of profits, surplus or other assets in respect of such Sale Shares and all rights arising out of or in connection with them, in trust for the Buyer;

13.2.2	at all times after Completion, deal with and dispose of such Sale Shares, dividends, distributions, assets and rights as the Buyer shall direct;

13.2.3	exercise all voting rights attached to such Sale Shares in such manner as the Buyer shall direct; and

13.2.4	if required by the Buyer, execute all instruments of proxy or other documents as may be necessary to enable the Buyer to attend and vote at any meeting of the Company.

13.3	From Completion, the Seller shall respond promptly to any reasonable request of the Buyer for information regarding the Company and the Subsidiaries and the Properties.

13.4
The Seller shall procure that all communications, notices, correspondence, information or enquiries relating to the Company and the Subsidiaries and the Properties which are received by the Seller on or after Completion shall be promptly passed to the Buyer.

14.	ASSIGNMENT

14.1
Subject to the provisions of clause 14.3, this agreement is personal to the parties and neither party shall, without the written consent of the other party, assign, transfer, mortgage, charge, declare a trust of, or deal in any other manner with this agreement or with any or all of its rights and obligations under this agreement (or any other document referred to in it).

14.2	Each party confirms it is acting on its own behalf and not for the benefit of any other person.

14.3	The Buyer may, without the consent of the Seller, charge and/or assign all or any of its rights (but not its obligations) under this agreement (or any document referred to in this agreement) to:

14.3.1
another member of its Group provided that, if such assignee ceases to be a member of the Buyer's Group, all benefits relating to this agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Buyer or to another person who is then a member of the Buyer’s Group immediately before such cessation; and

14.3.2
any person providing debt financing facilities to the Buyer or any member of the Buyer's Group or to any security agent or any person or persons acting as trustee, nominee or agent for any such person by way of security for the facilities being made or to be made available to the Buyer or any member of the Buyer's Group and any such person, security agent, trustee, nominee or agent may also, in the event of enforcement of such security in accordance with its terms, assign the benefit of such obligations and rights to a purchaser or assignee who acquires the Company or all or part of its business from that person, security agent, trustee, nominee or agent (or any receiver appointed by any of them).

14.4	If there is an assignment of the Buyer's rights in accordance with clause 14.3:

14.4.1	the Seller may discharge its obligations under this agreement to the Buyer until it receives notice of the assignment; and

14.4.2
the assignee may enforce this agreement (or any document referred to in this agreement) against the Seller as if it were named in this agreement as the Buyer, but the Buyer shall remain liable for any obligations under this agreement.

14.5
The Seller may, without the consent of the Buyer, charge and/or assign all or any of its rights (but not its obligations) under this agreement (or any document referred to in this agreement) to BoS or any other person providing debt financing facilities to the Seller or any member of the Seller's Group or to any security agent or any person or persons acting as trustee, nominee or agent for any such person by way of security for the facilities being made or to be made available to the Seller or any member of the Seller's Group.

15.	ENTIRE AGREEMENT
The Transaction Documents constitute the entire agreement between the parties in relation to the Transaction and supersede and extinguish all previous discussions, correspondence, negotiations, drafts, agreements, arrangements and understandings between them, whether written or oral, relating to their subject matter.

16.	VARIATION AND WAIVER

16.1	No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

16.2
A waiver of any right or remedy under this agreement is only effective if it is given in writing and is signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.

16.3
A failure or delay by any person to exercise any right or remedy provided under this agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy.

16.4	No single or partial exercise of any right or remedy provided under this agreement or by law shall preclude or restrict the further exercise of that or any other right or remedy.

17.	COSTS
Except as expressly provided in this agreement, each party shall pay its own costs and expenses incurred in connection with the negotiation, preparation, execution, performance and implementation of this agreement and each document referred to in it.

18.	NOTICES

18.1	A notice given to a party under this agreement:

18.1.1	shall be in writing and in English;

18.1.2	shall be signed by or on behalf of the party giving it;

18.1.3
shall be sent to the relevant party for the attention of the contact and to the address or fax number specified in clause 18.2, or such other address, fax number or person as that party may notify to the other in accordance with the provisions of this clause 18; and

18.1.4	shall be:

(a)	delivered by hand; or

(b)	sent by fax; or

(c)	sent by pre-paid first class post, recorded delivery or special delivery; or

(d)	sent by airmail or by reputable international overnight courier (if the notice is to be served by post to an address outside the country from which it is sent).

18.2	The addresses and fax numbers for service of notices are:

18.2.1	Seller

(a)	address: Bradbury House, 830 The Crescent, Colchester Business Park, Colchester, Essex CO4 9YQ

(b)	for the attention of: Nigel Schofield

(c)	fax number: +44 (0)1206 224194
with a copy to:

(d)	address: Speechly Bircham LLP, 6 New Street Square, London EC4A 3LX

(e)	for the attention of Martin Wright / David Coates

(f)	fax number: + 44 (0)20 7427 6600

18.2.2	Buyer

(a)	address: Corporation Service Company, 32 Threadneedle Street, London EC2R 8AY

(b)	for the attention of: Mathieu Streiff

(c)	fax number: +1 949-474-0442
with a copy to:

(d)	address: Berwin Leighton Paisner LLP, Adelaide House, London Bridge, London EC4R 9HA

(e)	for the attention of Candice Blackwood / Michael Anderson

(f)	fax number: + 44 (0)20 3400 1111
and with a copy to:

(a)	Griffin-American Healthcare REIT II, Inc., 4000 MacArthur Boulevard, West Tower, Suite 200, Newport Beach, CA 92660

(b)	for the attention of: President and General Counsel

18.3
A party may change its details for service of notices as specified in clause 18.2 by giving notice in writing to the other party, provided that the address for service is an address in the UK following any change. Any change notified pursuant to this clause shall take effect at 9.00 am UK time on the later of:

18.3.1	the date (if any) specified in the notice as the effective date for the change; or

18.3.2	five Business Days after deemed receipt of the notice of change.

18.4	In the absence of earlier receipt, a notice is deemed to have been received (provided that all other requirements in this clause have been satisfied):

18.4.1	if delivered by hand, at the time of delivery; or

18.4.2	if sent by fax, at the time of transmission; or

18.4.3	if sent by pre-paid first class post, recorded delivery or special delivery to an address in the UK, two Business Days after posting; or

18.4.4	if sent by airmail to an address outside the country from which it is sent, five Business Days from the date of posting; or

18.4.5	if sent by reputable international overnight courier to an address outside the country from which it is sent, at the time of delivery; or

18.4.6
if deemed receipt under the previous paragraphs of this clause 18.4 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), it shall instead be deemed to occur at 9.00 am on the next Business Day in the place of deemed receipt. For the purposes of this clause, all references to time are to local time in the place of deemed receipt.

18.5	To prove service, it is sufficient to prove that:

18.5.1	if delivered by hand or by reputable international overnight courier, the notice was delivered to the correct address; or

18.5.2	if sent by fax, a transmission report was received confirming that the notice was successfully transmitted to the correct fax number; or

18.5.3	if sent by post or by airmail, the envelope containing the notice was properly addressed, paid for and posted.

18.6
The provisions of this clause 18 do not apply to the service of any proceedings or other documents in any legal action or proceedings or, where applicable, any arbitration or other method of dispute resolution.

19.	INTEREST
If a party fails to make any payment due to the other party under this agreement by the due date for payment, then the defaulting party shall pay interest on the overdue amount at the rate of 3% per annum above BoS's base lending rate from time to time. Such interest shall accrue on a daily basis from the due date until actual payment of the overdue amount, whether before or after judgment. The defaulting party shall pay the interest together with the overdue amount.

20.	SEVERANCE

20.1
If any court or competent authority finds that any provision of this agreement (or part of any provision) is void, invalid, illegal or unenforceable, that provision (or part-provision) shall, to the extent required, be deemed to be deleted, and the validity and enforceability of the other provisions of this agreement (and, as the case may be, the remainder of the relevant provision) shall not be affected.

20.2
If any void, invalid, unenforceable or illegal provision of this agreement would be valid, enforceable and legal if some part of it were deleted, the provision shall apply with the minimum deletion necessary to make it legal, valid and enforceable.

21.	AGREEMENT SURVIVES COMPLETION
This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

22.	THIRD PARTY RIGHTS

22.1	A person who is not a party to this agreement shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.

22.2	The rights of the parties to terminate or agree any variation, waiver or settlement under this agreement are not subject to the consent of any other person.

23.	SUCCESSORS
This agreement (and the documents referred to in it) are made for the benefit of the parties and their successors and permitted assigns, and the rights and obligations of the parties under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and permitted assigns.

24.	COUNTERPARTS
This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement. If this agreement is executed in counterpart, it shall not be effective unless each party has executed at least one counterpart.

25.	REMEDIES
Except as expressly provided in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

26.	GOVERNING LAW AND JURISDICTION

26.1
This agreement and any obligation, dispute or claim arising out of or in connection with its subject matter or formation and, unless provided otherwise, any document entered into in connection with it (including non-contractual obligations, disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

26.2
The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to determine any dispute or claim that arises out of or in connection with this agreement and, unless provided otherwise, any document entered into in connection with it or its subject matter or formation (including non-contractual obligations, disputes and claims).

SIGNED by the parties by their duly authorised representatives on the date which first appears in this Agreement.

[Schedules Omitted]

Signed by PETER HILL for and on behalf of MYRIAD HEALTHCARE LIMITED	/s/ Peter Hill____________ Director
Signed by MATHIEU STREIFF for and on behalf of GA HC REIT II U.K. SH ACQUISITION LTD	/s/ Mathieu Streiff________ Director